[redacted]

12014621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidnet, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 15th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Held 646-674-2098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Held, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidnet, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANGELA LIU
Notary Public, State of New York
Registration #01LI6184589
Qualified in New York County
Commission Expires April 7, 2012

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquidnet, Inc.

Statement of Financial Condition
December 31, 2011

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2011

Liquidnet, Inc.
Index
December 31, 2011

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–8

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Report of Independent Auditors

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2011

(amounts in thousands)

Assets		
Cash and cash equivalents	$	42,504
Cash segregated for regulatory purposes		19,110
Financial instruments, at fair value		15,306
Receivables from brokers, dealers and clearing organization		8,873
Due from customers		388
Deferred tax assets, net		4,525
Due from Parent and affiliates		258
Other assets		433
Total assets	$	91,397
Liabilities and stockholder's equity		
Liabilities		
Commission management liabilities	$	20,207
Accounts payable and accrued liabilities		1,035
Accrued compensation		2,209
Income taxes payable to Parent		1,565
Due to Parent and affiliates		3,651
Total liabilities		28,667
Stockholder's equity		
Common stock, $0.01 par value, 3,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		46,611
Retained earnings		16,119
Total stockholder's equity		62,730
Total liabilities and stockholder's equity	$	91,397

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Liquidnet, Inc. (the Company) was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the Parent) and has affiliates based in the United Kingdom, Canada, Japan, Hong Kong and Australia. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades. All trades are cleared through J.P. Morgan Clearing Corp.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Critical accounting estimates include, but are not limited to, deferred tax assets and liabilities and the fair value of the Parent's equity based awards issued to the Company's employees. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers overnight deposits, money market accounts and all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The Company generally holds available cash and cash equivalents in bank deposits, Treasury bills, money market funds, certificates of deposit and commercial paper.

Cash and cash equivalents are maintained with several financial institutions. The carrying amounts reported in the statement of financial condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company regularly maintains funds in its operating accounts and segregated accounts that are held with financial institutions that exceed deposit insurance limits.

Cash Segregated for Regulatory Purposes

The Company held $19.1 million in segregated accounts at one financial institution for the benefit of customers.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state and local income tax returns with its Parent. An informal tax sharing agreement exists between the Company and the Parent. Consistent with the informal tax sharing agreement, income tax expenses recorded by the Company are determined on a separate company basis.

Financial Instruments
Financial instruments include short-term and long-term investments and are reported at fair value, with gains and losses recorded in the statement of income.

Revenue Recognition
Commission revenues are recorded on a trade-date basis. Commission revenues are derived from customers' trades executed in the Company's brokerage trading system and are recorded net of credits for commission sharing arrangements (CSA).

Equity Based Compensation
Equity based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense using the straight line attribution method over the requisite service period, which is generally the vesting period, net of forfeitures. The Parent uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The Parent measures non-vested restricted stock awards using the fair market value of restricted shares of common stock on the date the award is granted.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Subsequent Events
The Company has evaluated events and transactions occurring subsequent to December 31, 2011, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 28, 2012, the date these financial statements were issued.

Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt this standard in the first quarter of 2012 and does not expect the adoption to have a material impact on the financial statements and disclosures.

In June 2011, the FASB issued a new accounting standard, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders' equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt this

standard in the first quarter of 2012.

3. Commission Management Programs

The Company allows customers to enter into commission sharing arrangements which provide for a portion of commissions paid to be used to pay for investment related research. Under such arrangements, customers may increase their commission payments and/or receive a credit based upon commissions paid to the Company. Most of these liabilities have cash segregated for their settlement.

During 2011, the Company began to accept commission sharing credits from third party brokers. Under the Commission Management Programs, brokers transfer a portion of customer trading commissions to the Company for future payment of research related expenses. A receivable from broker and corresponding commission management liability are recorded for these commission sharing credits on the Statement of Financial Condition. Cash received from third party brokers is segregated until payments are made by the Company to investment research providers.

4. Receivables from Brokers, Dealers and Clearing Organization

Receivables from brokers, dealers and clearing organization consist of the following (in thousands):

Commission receivables	$	3,258
Deposits		1,550
Due from clearing organization		4,808
Due from brokers		4,065
Total	$	8,873

In accordance with the clearing agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its settlement obligations. All amounts receivable from the clearing broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. At December 31, 2011, the Company has recorded no liabilities with regard to the right.

Receivables from brokers, dealers and clearing organization are unsecured and are due in accordance with payment terms included in the contracts with the parties. Historically, all amounts due have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

5. Related Party Transactions

The Company has entered into agreements with its Parent to receive trading system services and administrative services. The trading system services fee is charged based upon a percentage of the Company's earnings and is for the development, maintenance and servicing of the electronic brokerage trading system developed by the Parent. The administrative services fee is charged based upon costs incurred by the Parent. This fee primarily relates to time spent by employees of the Parent as well as expenses incurred by the Parent, which ultimately benefit the Company. This fee consists of both direct and indirect costs, some of which may be subject to a markup.

Amounts due to/from affiliates generally occur due to trading related services between the Company and its affiliates, as well as fees for services performed by the Company.

6. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (Net Capital Rule) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the Net Capital Rule. At December 31, 2011, the Company's net capital was $52.0 million, which was $51.3 million in excess of its minimum requirement of $0.7 million. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.21 to 1.

7. Equity Based Compensation

All officers and employees of the Company are covered under the Parent's stock option plans (Option Plans) and restricted stock compensation plan (Restricted Stock Plan). Costs for the applicable officers and employees of the Company are allocated from the Parent. Options granted under the Option Plans generally vest over three to four years and have an exercise price equal to or greater than the estimated fair value of the underlying common stock of the Parent on the date of grant. Options expire 10 years after issuance. Restricted stock units (RSUs) issued under the Restricted Stock Plan generally vest three years after issuance with compensation expense recognized based upon the estimated fair value of the RSU of the Parent on the date of grant.

Restricted Stock Plan
During 2006, the Parent adopted and established the Restricted Stock Plan for the benefit of employees and non-employee directors. The plan, as amended, allows for the issuance of up to 5.8 million shares of common stock. RSUs generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested each RSU is exchangeable into one share of common stock. Shares become unrestricted approximately six months after they become fully vested. RSUs are not entitled to dividends until vested.

Activity related to the Parent's RSUs is set forth below:

	Outstanding	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2011	3,894,102	$ 8.47
Granted	124,422	$ 3.07
Vested	(1,357,753)	$ 12.77
Forfeited	(397,824)	$ 7.07
Nonvested at December 31, 2011	2,262,947	$ 5.85

Stock Option Plans
Effective January 10, 2000 and February 14, 2005, the Board of Directors of the Parent adopted the 2000 Stock Option Plan and the 2005 Stock Option and 2005 California Stock Option Plans,

respectively. As of December 31, 2011, a maximum of 5.3 million shares of common stock were authorized and available for issuance under the Option Plans. Options issued under the Option Plans become exercisable upon vesting. The vesting period is generally three to four years and is subject to continued employment or association with the Parent through the applicable vesting dates. The Option Plans of the Parent are each in effect for ten years from inception.

Activity related to the Parent's options is set forth below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2011	20,701,213	$ 4.97	4.8	
Granted	7,943,462	$ 2.66		
Exercised	(471,968)	$ 0.76		
Forfeited	(2,710,584)	$ 4.22		
Outstanding at December 31, 2011	25,462,123	$ 4.41	5.3	$ 12.2
Exercisable at December 31, 2011	14,627,012	$ 5.18	2.8	$ 9.7

The weighted average grant date fair value of options granted in 2011 was $1.23 per option. The fair value of each option award is measured at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	45.0%
Expected dividends	0.0%
Risk-free rate	2.0%
Expected term (years)	6.37

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletin Nos. 107 and 110.

8. Income Taxes

As of December 31, 2011, the Company has net deferred tax assets of $4.5 million, primarily related to tax benefits from equity based compensation. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax assets.

9. Fair Value Measurements

The Company records its financial assets and liabilities at fair value, utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The following table summarizes the fair value of the Company's financial assets at December 31, 2011 (in thousands):

	Level 1	Level 2	Level 3
Commercial paper	$ 4,610	$ -	$ -
Corporate notes and bonds	-	11,771	-
US Government Agency Securities	-	3,535	-
Total	$ 4,610	$ 15,306	$ -

Commercial paper is included in cash and cash equivalents in the Statement of Financial Condition. The Company did not have any liabilities required to be measured at fair value as of December 31, 2011.

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SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

Report of Independent Accountants

To the Stockholder and Board of Directors of:
Liquidnet, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of Liquidnet, Inc. (the "Company") for the year ended December 31, 2011, which were agreed to by Liquidnet, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Liquidnet, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for Liquidnet, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Compared payment of $255,803.45 on Item 2B on page 1 to check number 2299 dated 10/06/2011 in the amount of $265,194.60, noting a difference of $9,391.12 included as "Interest computed on late payment for 67 days at 20% per annum"
   b. Compared payment of $207,994.61 on Item 2F on page 1 to check number 2356 dated 2/23/2012, noting no difference.

2. Compared the Total Revenue amount reported on page 3 of the Audited Statement of Operations for the year ended December 31, 2011 of $192,945,000 to the Total Revenue (2a) amount of SPIC-7 Form of $192,966,950 (pg. 2), noting a difference of $21,950.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions in items 2c, line 3, "Commission, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" in the amount of $7,282,702 to Clearance Fees of $7,282,703 recorded in the General Ledger for the year ended December 31, 2011, obtained from the Company, noting a difference of $1.
   b. Compared deductions on line 9(i), total interest and dividend expense of $165,014 to Interest Expense of $165,014, recorded in the General Ledger account #700100 for the year ended December 31, 2011, obtained from the Company, noting no difference.

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $185,519,234 and $463,798.09, respectively of the Form SIPC-7, without exception.
   b. Recalculated the mathematical accuracy of the line item "Total Deductions" of $7,447,716 by adding items 2c, line 3, and item 9(i).
   c. Compared the amount in the line titled "General Assessment" on page 1, line 2A of $463,798.09 to line 2e, General Assessment @ .0025", noting no differences; and recalculated line F "Total assessment balance and interest due" of $207,994.61 by subtracting line 2B from line 2A, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Liquidnet, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2012